                                                Filed Pursuant to Rule 424(b)(1)


                                                      Registration No. 333-22741


PROSPECTUS


                                2,000,000 SHARES

 [LOGO]
                        SHELBY WILLIAMS INDUSTRIES, INC.
                                  COMMON STOCK
                                ----------------

    OF THE 2,000,000 SHARES OF COMMON STOCK, PAR VALUE $.05 PER SHARE (THE "COMMON STOCK"), OF SHELBY WILLIAMS INDUSTRIES, INC. ("SHELBY WILLIAMS" OR THE "COMPANY") BEING OFFERED HEREBY, 569,000 SHARES ARE BEING SOLD BY THE COMPANY AND 1,431,000 SHARES ARE BEING SOLD BY MANFRED STEINFELD, THE CHAIRMAN OF THE EXECUTIVE COMMITTEE OF THE COMPANY'S BOARD OF DIRECTORS, AND THE FERN AND MANFRED STEINFELD CHARITABLE REMAINDER TRUST (COLLECTIVELY, THE "SELLING STOCKHOLDERS"). SEE "SELLING STOCKHOLDERS." THE COMPANY WILL NOT RECEIVE ANY PROCEEDS FROM THE SALE OF SHARES BY THE SELLING STOCKHOLDERS.


    THE COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE (THE "NYSE") UNDER THE SYMBOL "SY." ON MARCH 26, 1997, THE LAST REPORTED SALES PRICE FOR THE COMMON STOCK ON THE NYSE WAS $14 1/4 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK AND DIVIDENDS."


                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                                   COMMISSION
                 PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                                PROSPECTUS. ANY
                     REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


                                                                                     PROCEEDS TO
                                                  UNDERWRITING                         SELLING
                                   PRICE TO       DISCOUNTS AND     PROCEEDS TO     STOCKHOLDERS
                                    PUBLIC       COMMISSIONS (1)    COMPANY (2)          (2)
Per Share.....................      $13.75            $0.75           $13.00           $13.00
Total(3)......................    $27,500,000      $1,500,000       $7,397,000       $18,603,000


(1) THE COMPANY AND THE SELLING STOCKHOLDERS HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933. SEE "UNDERWRITING."

(2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY AND THE SELLING STOCKHOLDERS ESTIMATED TO BE $56,000 AND $144,000, RESPECTIVELY.


(3) THE COMPANY AND MANFRED STEINFELD, ONE OF THE SELLING STOCKHOLDERS, HAVE GRANTED THE SEVERAL UNDERWRITERS A 30-DAY OVER-ALLOTMENT OPTION TO PURCHASE UP TO 300,000 ADDITIONAL SHARES OF COMMON STOCK ON THE SAME TERMS AND CONDITIONS AS SET FORTH ABOVE. IF ALL SUCH ADDITIONAL SHARES ARE PURCHASED BY THE UNDERWRITERS, THE TOTAL PRICE TO PUBLIC WILL BE $31,625,000, THE TOTAL UNDERWRITING DISCOUNTS AND COMMISSIONS WILL BE $1,725,000, THE TOTAL PROCEEDS TO THE COMPANY WILL BE $9,347,000 AND THE TOTAL PROCEEDS TO SELLING STOCKHOLDERS WILL BE $20,553,000. SEE "UNDERWRITING."

                            ------------------------


    THE COMMON STOCK IS OFFERED BY THE UNDERWRITERS, SUBJECT TO PRIOR SALE, WHEN, AS AND IF DELIVERED TO OR ACCEPTED BY THE UNDERWRITERS, SUBJECT TO CERTAIN CONDITIONS. THE UNDERWRITERS RESERVE THEIR RIGHT TO WITHDRAW, CANCEL OR MODIFY SUCH OFFER AND TO REJECT ORDERS IN WHOLE OR IN PART. IT IS EXPECTED THAT DELIVERY OF SHARE CERTIFICATES FOR THE COMMON STOCK WILL BE MADE AT THE OFFICES OF LAZARD FRERES & CO. LLC, NEW YORK, NEW YORK ON OR ABOUT APRIL 2, 1997 AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.


                            ------------------------

LAZARD FRERES & CO. LLCIINTERSTATE/JOHNSON LANE

                                              CORPORATION
                            ------------------------


                 THE DATE OF THIS PROSPECTUS IS MARCH 26, 1997.

                                   [PICTURES]

                 [PICTURES OF COMPANY'S SEATING PRODUCTS AND OF
                INSTALLATIONS INCLUDING THE COMPANY'S PRODUCTS.]

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                                  THE COMPANY

    Shelby Williams is the leading designer, manufacturer and distributor of seating products used in the hospitality (including lodging, gaming, interval vacation (i.e., time share) and country club) and food service industries. The Company produces and markets under the SHELBY WILLIAMS-Registered Trademark-brand name an extensive line of seating products including wood, metal and rattan chairs, barstools, sofas and sleep sofas and stacking chairs, as well as banquet-related products under the KING ARTHUR -Registered Trademark- brand name including folding tables, food service carts and portable dance floors. In addition, Shelby Williams designs and manufactures seating products under the THONET-Registered Trademark- brand name for the university, healthcare and other institutional markets. The Company also manufactures vinyl wallcovering products for residential, hotel and office use and markets other textile products and floor coverings to the architectural and design community and end users. The Company markets these products under the brand names SELLERS & JOSEPHSON-Registered Trademark- and PHF-Registered Trademark-, respectively. Shelby Williams manufactures approximately 350 standard furniture products for the hospitality and food service industries, and approximately 200 standard products for the university, healthcare and other institutional markets. The majority of these products are supplied under special order and finished and upholstered to customer specifications.

    Shelby Williams estimates that, of its 1996 net sales of $172.4 million, approximately 80% were to the hospitality and food service industries and approximately 13% were to university, healthcare and other institutional markets. Representative users of the Company's products include Doubletree, Embassy Suites, Four Seasons, Hampton Inns, Hilton, Holiday Inns, Hyatt, La Quinta, Marriott, Ritz Carlton and Sheraton, in the lodging industry; Caesars Palace, Circus Circus, Grand Casino, MGM Grand, Mirage and Sun International, in the gaming industry; Fairfield Communities, Marriott Vacation, Signature Resorts and Vacation Break USA, in the interval vacation industry; and Brinker International (Corner Bakery, Macaroni Grill, Maggiano's), Darden Restaurants (Olive Garden and Red Lobster), Hard Rock Cafe, Lettuce Entertain You, Luby's Cafeteria, Morton's of Chicago, Pizza Hut, Planet Hollywood, Starbucks and Wendy's in the food service industry. The Company's ten largest customers accounted for approximately 17% of 1996 net sales, and no single customer accounted for more than 3% of 1996 net sales.

    The Company's sales and marketing staff consists of approximately 105 full-time employees, of which 65 are field sales personnel. The Company's products are marketed to hospitality and food service chains or their buying agencies and to other customers through interior designers, architects, contract furniture, food service and office furniture dealers. Shelby Williams markets its products through 14 showrooms and sales offices in the United States and approximately 40 distributors internationally. In addition, Shelby Williams publishes four extensive catalogs displaying the Company's products. Customers may order standard products directly from these catalogs or request changes to meet their design specifications.

    Shelby Williams estimates that approximately three-quarters of the products it sells to the hospitality and food service industries are used to replace seating at existing facilities which are being refurbished. In light of the significant level of acquisitions in the lodging industry over the last two years and the trend of new owners to refurbish and reposition following an acquisition, industry analysts expect strong levels of refurbishing. In addition, increased profits in the lodging industry resulting from high occupancy levels, coupled with increasing average daily rates, have made additional funds available for refurbishment. According to industry research, profitability levels in the United States lodging industry are expected to remain strong over the next few years.

    Based on net sales, management estimates that Shelby Williams is approximately three times larger than the next largest manufacturer of contract seating products for the hospitality and food service industries. The markets for the seating products in which Shelby Williams competes are served by a small number of relatively large, privately-held companies and divisions of publicly-held companies and a large number of relatively small, privately-held regional manufacturers. Shelby Williams believes that its size provides it with certain advantages relative to its competitors.

    In addition, the Company believes that the following factors distinguish it from its competitors and have contributed to its leading position:

    BREADTH OF PRODUCTS. Management believes that Shelby Williams offers the widest range of seating products in the contract furniture industry for the hospitality and food service markets. Shelby Williams believes that its ability to provide a customer with all of its seating requirements (i.e., banquet, guest room, casino, restaurant and public spaces) from a single source provides it with a competitive advantage. In addition, Shelby Williams believes that it is uniquely positioned to take advantage of the trend among large national hospitality and food service companies to consolidate supplier relationships.

    CUSTOMER SERVICE. Management believes that Shelby Williams offers a superior level of customer service resulting in a high level of customer satisfaction and enhanced opportunities for repeat business. As part of its customer service program, Shelby Williams employs a dedicated sales force of 65 field sales personnel knowledgeable about Shelby Williams' products and attuned to customers' requirements. Shelby Williams believes that its sales force and the high quality of ongoing service and support it provides have enabled it to establish strong relationships with its customers.

    QUALITY AND RELIABILITY. Shelby Williams' strong reputation for product quality, reliability and timely delivery has been an important factor in its success and positions the Company favorably in competing for business. Moreover, Shelby Williams' reputation for quality has enabled the Company to lead the industry in setting standards for safety, quality and durability. Management believes that its SHELBY WILLIAMS, THONET and KING ARTHUR brands are leading tradenames in their respective markets.

    DESIGN AND MANUFACTURING CAPABILITIES. Shelby Williams distinguishes itself from other industry participants based on its manufacturing flexibility and its ability to customize orders to customer specifications. Approximately 90% of the Company's products are catalog items, finished and upholstered to customer specifications. In addition, Shelby Williams often works with designers and architects to design new products and customize standard products on behalf of end users.

                                GROWTH STRATEGY

    The Company seeks to grow both sales and profits by means of the following strategies:

    INCREASE PENETRATION OF CORE MARKETS. Shelby Williams has historically sold the majority of its products to architects, design firms, buying groups and directly to hospitality and food service chains. The Company intends to increase sales through its traditional distribution channels by (i) strategically increasing the number of salespeople in key geographic locations, (ii) selectively adding product lines which complement the Company's existing product lines and (iii) entering into licensing agreements to assemble and distribute furniture designed and made by European furniture manufacturers such as the LAMM-Registered Trademark- and GOLF -Registered Trademark- series in the THONET line, which has been targeted for the university and other institutional markets.

    TARGET DEVELOPING MARKETS. By capitalizing on the knowledge, relationships and reputation developed in its core markets, Shelby Williams believes it is well positioned to take advantage of opportunities in certain developing markets such as gaming, interval vacation, conference and convention center and country club markets. For example, the recent entry of a number of the Company's existing clients, including Hyatt, Marriott and Hilton, into the high-growth interval vacation market has provided the Company with new business opportunities.

    EXPAND INTERNATIONALLY. Shelby Williams intends to increase its international presence by expanding its marketing and distribution activities primarily in Latin America and the Middle East. The Company is planning to add four regional distributors in South America as well as a regional sales director to oversee the development of new business in Latin America. Shelby Williams believes international markets represent a significant opportunity for growth.

    DEVELOP NEW PRODUCTS. Shelby Williams seeks to develop proprietary new products which cannot easily be replicated by its competitors due to capital requirements as well as patentability. Shelby Williams excels in designing innovative new products for its core markets as well as conference and convention centers and other corporate facilities. Since 1992, the Company has obtained nine design patents, 13 utility patents and five trademarks.

    IMPROVE OPERATING MARGINS. Shelby Williams continually reviews its operations for opportunities to enhance operating efficiencies and control costs. Over the last few years, Shelby Williams has (i) divested its low-margin contemporary upholstered furniture business, (ii) initiated Company-wide programs with middle- and lower-level management incentive bonuses based on operating efficiency benchmarks and (iii) automated manufacturing processes utilizing robotics and state-of-the-art finishing systems. As a result, operating margins increased from 4.7% in 1992 to 7.8% in 1996.

    PURSUE SELECTIVE STRATEGIC ACQUISITIONS. Shelby Williams will continue to explore opportunities to acquire complementary businesses, products and technologies in order to broaden its product lines. In addition, Shelby Williams plans to construct or purchase new facilities in certain regions that offer favorable labor demographics and provide a geographic advantage relative to the proximity of certain customers.

                                  THE OFFERING

Common Stock Offered by:
  The Company.................  569,000 shares

  The Selling Stockholders....  1,431,000 shares
                                --------
    Total.....................  2,000,000 shares
                                --------
                                --------
Common Stock to be Outstanding  9,312,863 shares (1)
 after the Offering:

Use of Proceeds...............  The Company currently intends to use the net proceeds of the offering as follows: (i) approximately $2.0 million for a
                                state-of-the-art powder coating system; (ii) approximately
                                $3.0 million to build or purchase a new wood products
                                facility; and (iii) approximately $1.0 million for automated machinery, tooling systems and other equipment. The
                                remainder of the net proceeds will be used for general
                                corporate purposes, including working capital needs and
                                possible acquisitions. The Company will not receive any
                                proceeds from the sale of shares by the Selling
                                Stockholders. See "Use of Proceeds" and "Selling
                                Stockholders."

NYSE Symbol:                    SY

------------------------


(1) Excludes 315,835 shares of Common Stock reserved for issuance upon exercise of outstanding stock options granted under the Company's stock option plans.

                         SUMMARY FINANCIAL INFORMATION

    The summary income statement data, per share and share data and balance sheet data presented herein have been derived from the Company's audited consolidated financial statements. The information below should be read in conjunction with the audited consolidated financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                         YEAR ENDED DECEMBER 31,
                                        ----------------------------------------------------------
                                           1996        1995        1994        1993        1992
                                        ----------  ----------  ----------  ----------  ----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales(1)........................  $  172,431  $  166,776  $  159,072  $  153,527  $  140,262
                                        ----------  ----------  ----------  ----------  ----------
  Cost of goods sold..................     133,231     130,189     126,401     121,872     109,330
  Restructuring charge(2).............          --          --       5,575          --          --
  Selling, general and administrative
    expenses..........................      25,765      25,974      25,402      24,770      24,342
                                        ----------  ----------  ----------  ----------  ----------
    Total.............................     158,996     156,163     157,378     146,642     133,672
                                        ----------  ----------  ----------  ----------  ----------
  Operating profit(1).................      13,435      10,613       1,694       6,885       6,590
  Interest expense, net...............         951       1,248       1,207       1,052       1,492
  Miscellaneous expense (income)......         (44)        (65)        106         (26)        (44)
                                        ----------  ----------  ----------  ----------  ----------
  Income before provision for income
    taxes.............................      12,528       9,430         381       5,859       5,142
  Provision for income taxes..........       4,111       2,650          16       1,709       1,548
                                        ----------  ----------  ----------  ----------  ----------
  Net income(1).......................  $    8,417  $    6,780  $      365  $    4,150  $    3,594
                                        ----------  ----------  ----------  ----------  ----------
                                        ----------  ----------  ----------  ----------  ----------
PER SHARE AND SHARE DATA:
  Net income(1).......................  $     0.96  $     0.76  $     0.04  $     0.46  $     0.39
  Dividends...........................  $     0.30  $     0.28  $     0.28  $     0.28  $     0.24
  Weighted average shares
    outstanding.......................       8,805       8,955       9,049       9,097       9,105


                                           AT DECEMBER 31, 1996
                                          ----------------------
                                                          AS
                                            ACTUAL    ADJUSTED(3)
                                          ----------  ----------
                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Current assets........................  $   57,177  $  64,518
  Working capital.......................      37,606     44,947
  Total assets..........................      84,678     92,019
  Total debt (including current
    portion)............................       8,000      8,000
  Stockholders' equity..................      55,970     63,311


                                                       YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------------
                                          1996       1995       1994       1993       1992
                                        ---------  ---------  ---------  ---------  ---------
                                          (DOLLARS IN THOUSANDS, EXCEPT PRODUCTION PER MAN
                                                                HOUR)
OTHER DATA:
  Depreciation and amortization.......  $   2,656  $   2,833  $   2,707  $   2,673  $   2,706
  Capital expenditures................      1,189      2,252      2,228      1,720      1,831
  Production per man hour(4)..........      72.65      69.40      68.05      67.05      66.62
  Backlog (at period end)(1)..........     32,000     29,700     28,400     28,300     23,600
  Gross margin(5).....................       22.7%      21.9%      17.0%      20.6%      22.1%
  Operating margin(5).................        7.8        6.4        1.1        4.5        4.7

------------------------

(1) In August 1996, the Company sold the business and certain assets related to its Preview line of contemporary upholstered seating products ("Preview") for $2.0 million in cash and approximately $400,000 in other consideration. Excluding Preview, the Company's net sales, operating profit, net income and net income per share for the year ended December 31, 1996 were $166.6 million,

    $13.3 million, $8.4 million and $0.95 and for the year ended December 31, 1995 were $157.8 million, $10.3 million, $6.6 million and $0.74. Excluding Preview, the Company's backlog at December 31, 1995 was $28.0 million.

(2) In December 1994, the Company made changes to its product and manufacturing strategies designed to increase the Company's competitiveness. These changes included (i) a plan to divest its contemporary upholstered seating product line, Preview, and a related manufacturing facility and (ii) discontinuance of a part of its product lines in the university, healthcare and other institutional markets and the closure of a related manufacturing facility. The Company took a pre-tax $5.6 million charge (or $3.9 million, $0.43 per share, after-tax) in the fourth quarter of 1994 as a result of the aforementioned restructuring. See Note to Consolidated Financial Statements captioned "Restructuring Charge."


(3) Adjusted to give effect to the sale of 569,000 shares of Common Stock offered by the Company hereby and the application of the net proceeds therefrom (after deduction of underwriting discounts and commissions and estimated offering expenses). See "Use of Proceeds."


(4) Computed by dividing net sales of manufactured products by hours worked by manufacturing personnel.

(5) Excluding the restructuring charge of $5.6 million in 1994, the gross margin and operating margin was 20.5% and 4.6%, respectively.

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 569,000 shares of Common Stock offered by the Company hereby, after deducting underwriting discounts and commissions and estimated offering expenses are estimated to be approximately $7.3 million ($9.3 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. The Company currently intends to use the net proceeds of the offering as follows: (i) approximately $2.0 million for a state-of-the-art powder coating system; (ii) approximately $3.0 million to build or purchase a new wood products facility; and (iii) approximately $1.0 million for automated machinery, tooling systems and other equipment. The remainder of the net proceeds will be used for general corporate purposes, including working capital needs and possible acquisitions. While the Company may pursue acquisitions, there can be no assurance that suitable acquisition candidates will be identified or that any acquisitions will be consummated.


                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

    The Common Stock is listed on the NYSE under the symbol "SY." The following table sets forth, for the periods indicated, the range of high and low sales prices per share of the Common Stock, as reported by the NYSE, and the per share cash dividends declared during the periods:


                                                                               HIGH        LOW      DIVIDENDS
                                                                             ---------  ---------  -----------
1995
    First Quarter..........................................................  $  10 1/4  $   7 1/2   $    0.07
    Second Quarter.........................................................     11 3/4          9        0.07
    Third Quarter..........................................................     13 3/4     11 3/4        0.07
    Fourth Quarter.........................................................     13 1/2     11 3/8        0.07
1996
    First Quarter..........................................................     12 7/8     10 5/8        0.07
    Second Quarter.........................................................     12 1/2     10 1/8        0.07
    Third Quarter..........................................................     13 1/2     10 5/8        0.08
    Fourth Quarter.........................................................     14 3/4     12 1/4        0.08
1997
    First Quarter (Through March 26, 1997).................................         17     11 7/8        0.08



    On March 26, 1997, the last reported sales price of the Common Stock as reported on the NYSE was $14 1/4 per share.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company at December 31, 1996 and as adjusted to give effect to the sale of the 569,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom (the "Offering"), which are estimated to be $7.3 million after deducting underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds." The information set forth in the table should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, appearing elsewhere herein.



                                                                                       AT DECEMBER 31, 1996
                                                                                    --------------------------
                                                                                      ACTUAL    AS ADJUSTED(2)
                                                                                    ----------  --------------
                                                                                          (IN THOUSANDS)
Long-term debt including current portion..........................................  $    8,000   $      8,000
Common Stock, $.05 par value, 30,000,000 shares authorized, 11,814,000 shares
 issued(1)........................................................................         591            591
Capital in excess of par value....................................................       8,143          9,419
Retained earnings.................................................................      69,172         69,172
Pension liability adjustment......................................................        (789)          (789)
Common stock held in treasury; 3,047,000 shares at cost (2,478,000 as adjusted)...     (21,147)       (15,082)
                                                                                    ----------  --------------
    Total stockholders' equity....................................................      55,970         63,311
                                                                                    ----------  --------------
    Total capitalization..........................................................  $   63,970   $     71,311
                                                                                    ----------  --------------
                                                                                    ----------  --------------


------------------------

(1) Excludes 350,000 shares reserved for issuance upon the exercise of stock options under the Company's stock option plans. See Note to Consolidated Financial Statements captioned "Stock Option Plans."


(2) Adjusted to give effect to the sale by the Company of 569,000 shares of Common Stock offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds."

                         SELECTED FINANCIAL INFORMATION

    The income statement data for the years ended December 31, 1996, 1995 and 1994, and the balance sheet data at December 31, 1996 and 1995, have been derived from the Company's audited consolidated financial statements appearing elsewhere herein. The income statement data for the years ended December 31, 1993 and 1992, and the balance sheet data at December 31, 1994, 1993 and 1992, have been derived from the Company's audited consolidated financial statements which are not included herein. The selected financial information should be read in conjunction with such audited consolidated financial statements, including the notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                        YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------------------------
                                                          1996        1995        1994        1993        1992
                                                       ----------  ----------  ----------  ----------  ----------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales (1)......................................  $  172,431  $  166,776  $  159,072  $  153,527  $  140,262
                                                       ----------  ----------  ----------  ----------  ----------
  Cost of goods sold.................................     133,231     130,189     126,401     121,872     109,330
  Restructuring charge (2)...........................          --          --       5,575          --          --
  Selling, general and administrative expenses.......      25,765      25,974      25,402      24,770      24,342
                                                       ----------  ----------  ----------  ----------  ----------
    Total............................................     158,996     156,163     157,378     146,642     133,672
                                                       ----------  ----------  ----------  ----------  ----------
  Operating profit (1)...............................      13,435      10,613       1,694       6,885       6,590
  Interest expense, net..............................         951       1,248       1,207       1,052       1,492
  Miscellaneous expense (income).....................         (44)        (65)        106         (26)        (44)
                                                       ----------  ----------  ----------  ----------  ----------
  Income before provision for income taxes...........      12,528       9,430         381       5,859       5,142
  Provision for income taxes.........................       4,111       2,650          16       1,709       1,548
                                                       ----------  ----------  ----------  ----------  ----------
  Net income (1).....................................  $    8,417  $    6,780  $      365  $    4,150  $    3,594
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------
PER SHARE AND SHARE DATA:
  Net income (1).....................................  $     0.96  $     0.76  $     0.04  $     0.46  $     0.39
  Dividends..........................................  $     0.30  $     0.28  $     0.28  $     0.28  $     0.24
  Weighted average shares outstanding................       8,805       8,955       9,049       9,097       9,105

BALANCE SHEET DATA (AT YEAR END):
  Current assets.....................................  $   57,177  $   59,256  $   57,079  $   57,151  $   52,237
  Working capital....................................      37,606      32,016      28,092      28,809      28,680
  Total assets.......................................      84,678      89,907      88,520      90,804      86,775
  Total debt (including current portion).............       8,000       8,895       8,944       8,987       9,025
  Stockholders' equity...............................      55,970      51,724      48,658      51,316      51,156

                                                            YEAR ENDED DECEMBER 31,
                                        ---------------------------------------------------------------
                                           1996         1995         1994         1993         1992
                                        -----------  -----------  -----------  -----------  -----------
                                            (DOLLARS IN THOUSANDS, EXCEPT PRODUCTION PER MAN HOUR)
OTHER DATA:
  Depreciation and amortization.......  $   2,656    $   2,833    $   2,707    $   2,673    $   2,706
  Capital expenditures................      1,189        2,252        2,228        1,720        1,831
  Production per man hour (3).........      72.65         69.40        68.05        67.05        66.62
  Backlog (at period end) (1).........      32,000       29,700       28,400       28,300       23,600
  Gross margin (4)....................        22.7 %       21.9 %       17.0 %       20.6 %       22.1 %
  Operating margin (4)................         7.8          6.4          1.1          4.5          4.7

------------------------

(1) In August 1996, the Company sold the business and certain assets related to its Preview line of contemporary upholstered seating products for $2.0 million in cash and approximately $400,000 in other consideration. Excluding Preview, the Company's net sales, operating profit, net income and net income per share for the year ended December 31, 1996 were $166.6 million, $13.3 million, $8.4 million and $0.95 and for the year ended December 31, 1995 were $157.8 million, $10.3 million, $6.6 million and $0.74. Excluding Preview, the Company's backlog at December 31, 1995 was $28.0 million.

(2) In December 1994, the Company made changes to its product and manufacturing strategies designed to increase the Company's competitiveness. These changes included (i) a plan to divest its contemporary upholstered seating product line, Preview, and a related manufacturing facility and (ii) discontinuance of a part of its product lines in the university, healthcare and other institutional markets and the closure of a related manufacturing facility. The Company took a pre-tax $5.6 million restructuring charge (or $3.9 million, $0.43 per share, after-tax) in the fourth quarter of 1994 as a result of the aforementioned restructuring. See Note to Consolidated Financial Statements captioned "Restructuring Charge."

(3) Computed by dividing net sales of manufactured products by hours worked by manufacturing personnel.

(4) Excluding the restructuring charge of $5.6 million in 1994, the gross margin and operating margin was 20.5% and 4.6%, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    Shelby Williams is the leading designer, manufacturer and distributor of seating products used in the hospitality (including lodging, gaming, interval vacation (i.e., time share) and country club) and food service industries. The Company produces and markets under the SHELBY WILLIAMS brand name an extensive line of seating products including wood, metal and rattan chairs, barstools, sofas and sleep sofas and stacking chairs, as well as banquet-related products under the KING ARTHUR brand name including folding tables, food service carts and portable dance floors. In addition, Shelby Williams designs and manufactures seating products under the THONET brand name for the university, healthcare and other institutional markets. The Company also manufactures vinyl wallcovering products for residential, hotel and office use and markets other textile products and floor coverings to the architectural and design community and end users. The Company markets these products under the brand names SELLERS & JOSEPHSON and PHF, respectively. Shelby Williams manufactures approximately 350 standard furniture products for the hospitality and food service industries, and approximately 200 standard products for the university, healthcare and other institutional markets. The majority of these products are supplied under special order and finished and upholstered to customer specifications.

    Shelby Williams estimates that, of its 1996 net sales of $172.4 million, approximately 80% were to the hospitality and food service industries and approximately 13% were to university, healthcare and other institutional markets. The Company's ten largest customers accounted for approximately 17% of 1996 net sales, and no single customer accounted for more than 3% of 1996 net sales.

    Shelby Williams estimates that approximately three-quarters of the products it sells to the hospitality and food service industries are used to replace seating at existing facilities which are being refurbished. In light of the significant level of acquisitions in the lodging industry over the last two years, and the trend of new owners to refurbish and reposition following an acquisition, industry analysts expect strong levels of refurbishing. In addition, increased profits in the lodging industry resulting from high occupancy levels, coupled with increasing average daily rates, have made additional funds available for refurbishment. According to industry research, profitability levels in the United States lodging industry are expected to remain strong over the next few years.

RESULTS OF OPERATIONS

    The following table sets forth certain statement of income data as a percentage of net sales for the periods presented.

                                                                                  YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------------------------------
                                                                 1996         1995         1994         1993         1992
                                                              -----------  -----------  -----------  -----------  -----------
Net sales...................................................      100.0%       100.0%       100.0%       100.0%       100.0%
Cost of goods sold..........................................       77.3         78.1         79.5         79.4         77.9
Restructuring charge........................................      --           --             3.5        --           --
                                                                  -----        -----        -----        -----        -----
Gross profit................................................       22.7         21.9         17.0         20.6         22.1
Selling, general and administrative expenses................       14.9         15.6         16.0         16.1         17.4
                                                                  -----        -----        -----        -----        -----
Operating profit............................................        7.8          6.4          1.1          4.5          4.7
Interest expense, net.......................................        0.6          0.8          0.8          0.7          1.1
Miscellaneous expense (income)..............................       (0.0)        (0.0)         0.1         (0.0)        (0.0)
                                                                  -----        -----        -----        -----        -----
Income before provision for income taxes....................        7.3          5.7          0.2          3.8          3.7
Provision for income taxes..................................        2.4          1.6          0.0          1.1          1.1
                                                                  -----        -----        -----        -----        -----
Net income..................................................        4.9%         4.1%         0.2%         2.7%         2.6%
                                                                  -----        -----        -----        -----        -----
                                                                  -----        -----        -----        -----        -----

1996 COMPARED TO 1995

    Net sales increased 3.4% to $172.4 million in 1996 from $166.8 million in 1995. This increase was due almost entirely to volume increases. Volume growth was primarily attributable to the continued robust levels of refurbishment activity in the hospitality and food service markets. The Company's sales growth also reflects higher levels of new construction, particularly in the budget sector of the hospitality market and in the food service and gaming markets. Excluding Preview, net sales increased by 5.6% to $166.6 million in 1996 from $157.8 million in 1995. At December 31, 1996, the backlog of orders, which achieved record levels, was approximately $32.0 million, compared to $28.0 million, excluding Preview, at December 31, 1995.

    Gross profit increased 7.1% to $39.2 million in 1996 from $36.6 million in 1995. The gross profit margin increased to 22.7% in 1996 compared to 21.9% in 1995, reflecting higher factory utilization rates and favorable product mix. Excluding Preview, gross profit margins in 1996 and 1995 were 22.6% and 21.6%, respectively.

    Selling, general and administrative expenses decreased 0.8% to $25.8 million in 1996 from $26.0 million in 1995. As a percentage of net sales, selling, general and administrative expenses decreased to 14.9% in 1996 from 15.6% in 1995. This decrease reflects the success of management's cost containment programs. Excluding Preview, selling, general and administrative expenses increased 2.3% to $24.3 million in 1996 from $23.8 million in 1995, and as a percentage of sales were 14.6% and 15.1% in 1996 and 1995, respectively.

    As a result of the factors described above, operating profit increased 26.4% to $13.4 million in 1996 from $10.6 million in 1995. The operating margin improved to 7.8% in 1996 compared to 6.4% in 1995. Excluding Preview, operating profits in 1996 and 1995 were $13.3 million and $10.3 million, respectively, and as a percentage of sales, were 8.0% and 6.5%, respectively. Excluding Preview, operating profit grew 28.8% in 1996, reflecting the high selling, general and administrative expenses of Preview.

    Net interest expense fell 23.8% to $951,000 in 1996 from $1.2 million in 1995. The decrease reflects the reduction in outstanding indebtedness to $8.0 million at December 31, 1996 from $14.8 million at December 31, 1995.

    The effective tax rate increased to 32.8% in 1996 from 28.1% in 1995 due to the absence of tax credits which were no longer available and the effect of reduced export sales.

    As a result of the foregoing, net income increased 24.1% to $8.4 million in 1996, or $0.96 per share, compared to $6.8 million, or $0.76 per share in 1995. Excluding Preview, net income per share in 1996 and 1995 was $0.95 and $0.74, respectively, representing an annual increase of 28.4%

1995 COMPARED TO 1994


    Net sales increased 4.8% to $166.8 million in 1995 from $159.1 million in 1994. Of such increase, 1.3% was due to volume increases with the remainder being due to a combination of increased pricing and favorable product mix. The volume growth was primarily attributable to pent-up demand in the refurbishment sector. Excluding Preview, total net sales increased by 4.4% to $157.8 million in 1995 from $151.1 million in 1994. Excluding Preview, the backlog of orders at December 31, 1995 was $28.0 million, compared to $26.5 million at December 31, 1994.


    In December 1994, the Company made changes to its product and manufacturing strategies designed to increase the Company's competitiveness. These changes included (i) a plan to divest its contemporary upholstered seating product line, Preview, and a related manufacturing facility and (ii) discontinuance of a part of its product lines in the healthcare, university and office markets and the closure of a related manufacturing facility. The Company took a $5.6 million restructuring charge in the fourth quarter of 1994 as a result of the aforementioned restructuring. See Note to Consolidated Financial Statements captioned "Restructuring Charge."

    Gross profit excluding the restructuring charge increased 12.0% to $36.6 million in 1995 from $32.7 million in 1994. The gross profit margin excluding the restructuring charge increased to 21.9% in 1995 compared to 20.5% in 1994, resulting mainly from greater operating efficiencies and lower expense levels achieved by the restructuring. Excluding Preview, gross profit margins in 1995 and 1994 were 21.6% and 20.1%, respectively.

    Selling, general and administrative expenses increased 2.3% to $26.0 million in 1995 from $25.4 million in 1994. As a percentage of net sales, selling, general and administrative expenses decreased to 15.6% in 1995 from 16.0% in 1994. This decrease as a percentage of net sales was a function of volume. Weakness in the Mexican economy led to the liquidation in 1995 of Shelby Williams de Mexico, S.A. de C.V., in which the Company owned 25% of the issued and outstanding shares. The write-off of the investment in and receivables from this affiliate amounted to $200,000. The Company's frame and component manufacturing plant in Mexico was unaffected. Excluding Preview, selling, general and administrative expenses increased 2.2% to $23.8 million in 1995 from $23.3 million in 1994, and as a percentage of sales were 15.1% and 15.4% in 1995 and 1994, respectively.

    As a result of the factors described above, operating profit, excluding the restructuring charge, increased 46.0% to $10.6 million in 1995 from $7.3 million in 1994 and the operating margin improved to 6.4% in 1995 compared to 4.6% in 1994. Excluding Preview and the restructuring charge, operating profits in 1995 and 1994 were $10.3 million and $7.1 million, respectively, and as a percentage of sales, were 6.5% and 4.7%, respectively.

    Net interest expense was relatively unchanged from 1994 to 1995.

    The effective tax rate increased to 28.1% in 1995 from 4.2% in 1994.

    As a result of the foregoing, net income excluding the restructuring charge increased 60.9% to $6.8 million in 1995, or $0.76 per share, compared to $4.2 million, or $0.47 per share in 1994. Excluding Preview and the restructuring charge, net income per share in 1995 and 1994 would have been $0.74 and $0.45, respectively, representing an annual increase of 63.2%.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's principal sources of funds have been, and are expected to continue to be, cash flows from operations and borrowings under credit lines provided by banks. At December 31, 1996, the Company had cash and cash equivalents of $1.0 million compared with $2.4 million at December 31, 1995.

    The Company has additional sources of liquidity available in the form of committed lines of credit maintained with banks. Unused short-term bank credit lines totaled $20.0 million at December 31, 1996. Long-term debt at year-end, including current portions of $1.0 million, amounted to $8.0 million. Total debt as a percentage of total capitalization was 12.5% at December 31, 1996.

    The Company's outstanding indebtedness consists of a note payable to an institutional investor which bears interest at an annual rate of 7.8%. Amortization of $1.0 million per quarter begins in October 1997 and continues through July 1999. Pursuant to the terms of the note, a prepayment option is available only at a substantial penalty.

    Net cash provided by operating activities was $8.1 million in 1996.

    Net cash provided by investing activities was $816,000 in 1996, which principally reflects $2.0 million from the sale of the Preview facility, partially offset by capital expenditures of $1.2 million. Capital expenditures in 1996 were primarily used to upgrade manufacturing equipment. In 1997, the Company expects capital expenditures of approximately $6.0 million which will consist of $3.0 million for a new regional manufacturing facility, $2.0 million for a powder coating system and $1.0 million for automated machinery.

    Cash used by financing activities in 1996 was $10.2 million which principally reflects the repayment of $5.9 million of total indebtedness, the payment of $2.6 million in dividends and the repurchase of $1.9 million of treasury stock.

    The Company's stockholders' equity at December 31, 1996, was $56.0 million. The Company purchased 168,000 shares of its common stock in 1996 for $1.9 million at an average repurchase price of $11.52 per share. These repurchases were made to provide shares upon the exercise of options granted and to be granted under the Company's stock option plans. In January 1997, the Company's Board of Directors authorized the repurchase of an additional 467,000 shares of Common Stock. The Company may purchase these shares from time to time, depending on market conditions, in the open market or privately negotiated transactions.

    The Company operates a frame and component manufacturing plant in Mexico. The year-end carrying value of property, plant and equipment at this facility was $3.5 million for 1996, $3.8 million for 1995, and $4.1 million for 1994. All items produced at the plant are shipped to facilities of the Company in the United States for further processing. The value of these transfers amounted to $2.1 million in 1996, $1.9 million in 1995, and $1.8 million in 1994.

    The Company believes that cash on hand, internally generated cash flows, the net proceeds of the offering and available credit lines will be adequate to support currently planned business operations both on a near-term and long-term basis.

                                    BUSINESS

INDUSTRY

    The contract furniture industry in which Shelby Williams primarily operates serves the hospitality (including lodging, gaming, interval vacation and country club), food service, university, healthcare and other institutional markets. Approximately 80% of the Company's 1996 net sales were to the hospitality and food service markets.

    Shelby Williams estimates, based upon its experience and knowledge of its markets, that demand for seating products in the hospitality and food service industries is primarily for the refurbishment of existing facilities rather than seating in new facilities. Shelby Williams estimates that food service seating (including seating for food service facilities in hotels) is replaced approximately every eight to 12 years and seating for hotel guest rooms every ten to 15 years. In light of the significant level of acquisitions in the lodging industry over the last two years and the trend of new owners to refurbish and reposition following an acquisition, industry analysts expect strong levels of refurbishing. In addition, increased profits in the lodging industry resulting from high occupancy levels, coupled with increasing average daily rates, have made additional funds available for refurbishing. According to industry research, profitability levels in the United States lodging industry are expected to remain strong over the next few years.

    New construction activity also provides opportunities for additional contract seating sales. According to independent industry analysts, over 100,000 rooms were constructed in 1996, a 20.8% increase over the previous year. New construction activity reflects high profits in the lodging industry due to strong occupancy levels and increasing average daily rates.

    Based on net sales, management estimates that Shelby Williams is approximately three times larger than the next largest manufacturer of contract seating products for the hospitality and food service industries. The markets for the seating products in which Shelby Williams competes are served by a small number of relatively large, privately-held companies and divisions of publicly-held companies and a large number of relatively small, privately-held regional manufacturers. Shelby Williams believes that its size provides it with certain advantages relative to its competitors.

GENERAL

    Shelby Williams is the leading designer, manufacturer and distributor of seating products used in the hospitality (including lodging, gaming, interval vacation and country club) and food service industries. The Company produces and markets under the SHELBY WILLIAMS brand name an extensive line of seating products including wood, metal and rattan chairs, barstools, sofas and sleep sofas and stacking chairs, as well as banquet-related products under the KING ARTHUR brand name including folding tables, food service carts and portable dance floors. In addition, Shelby Williams designs and manufactures seating products under the THONET brand name for the university, healthcare and other institutional markets. The Company also manufactures vinyl wallcovering products for residential, hotel and office use and markets other textile products and floor coverings to the architectural and design community and end users. The Company markets these products under the brand names SELLERS & JOSEPHSON and PHF, respectively. Shelby Williams manufactures approximately 350 standard furniture products for the hospitality and food service industries, and approximately 200 standard products for the university, healthcare and other institutional markets. The majority of these products are supplied under special order and finished and upholstered to customer specifications.

    Shelby Williams estimates that, of its 1996 net sales of $172.4 million, approximately 80% were to the hospitality and food service industries and approximately 13% were to university, healthcare and other institutional markets. Representative users of the Company's products include Doubletree, Embassy Suites, Four Seasons, Hampton Inns, Hilton, Holiday Inns, Hyatt, La Quinta, Marriott, Ritz Carlton and Sheraton, in the lodging industry; Caesars Palace, Circus Circus, Grand Casino, MGM Grand, Mirage and

Sun International, in the gaming industry; Fairfield Communities, Marriott Vacation, Signature Resorts and Vacation Break USA, in the interval vacation industry; and Brinker International (Corner Bakery, Macaroni Grill, Maggiano's), Darden Restaurants (Olive Garden and Red Lobster), Hard Rock Cafe, Lettuce Entertain You, Luby's Cafeteria, Morton's of Chicago, Pizza Hut, Planet Hollywood, Starbucks and Wendy's in the food service industry. The Company's ten largest customers accounted for approximately 17% of 1996 net sales, and no single customer accounted for more than 3% of 1996 net sales.

    The Company's sales and marketing staff consists of approximately 105 full-time employees, of which 65 are field sales personnel. The Company's products are marketed to hospitality and food service chains or their buying agencies and to other customers through interior designers, architects, contract furniture, food service and office furniture dealers. Shelby Williams markets its products through 14 showrooms and sales offices in the United States and approximately 40 distributors internationally. In addition, Shelby Williams publishes four extensive catalogs displaying the Company's products. Customers may order standard products directly from these catalogs or request changes to meet their design specifications.

    Shelby Williams believes that the following factors distinguish it from its competitors and have contributed to its leading position:

    BREADTH OF PRODUCTS. Management believes that Shelby Williams offers the widest range of seating products in the contract furniture industry for the hospitality and food service markets. Shelby Williams believes that its ability to provide a customer with all of its seating requirements (i.e., banquet, guest room, casino, restaurant and public spaces) from a single source provides it with a competitive advantage. In addition, Shelby Williams believes that it is uniquely positioned to take advantage of the trend among large national hospitality and food service companies to consolidate supplier relationships.

    CUSTOMER SERVICE. Management believes that Shelby Williams offers a superior level of customer service resulting in a high level of customer satisfaction and enhanced opportunities for repeat business. As part of its customer service program, Shelby Williams employs a dedicated sales force of 65 field sales personnel knowledgeable about Shelby Williams' products and attuned to customers' requirements. Shelby Williams believes that its sales force and the high quality of ongoing service and support it provides have enabled it to establish strong relationships with its customers.

    QUALITY AND RELIABILITY. Shelby Williams' strong reputation for product quality, reliability and timely delivery has been an important factor in its success and positions the Company favorably in competing for business. Moreover, Shelby Williams' reputation for quality has enabled the Company to lead the industry in setting standards for safety, quality and durability. Management believes that its SHELBY WILLIAMS, THONET and KING ARTHUR brands are leading tradenames in their respective markets.

    DESIGN AND MANUFACTURING CAPABILITIES. Shelby Williams distinguishes itself from other industry participants based on its manufacturing flexibility and its ability to customize orders to customer specifications. Approximately 90% of the Company's products are catalog items, finished and upholstered to customer specifications. In addition, Shelby Williams often works with designers and architects to design new products and customize standard products on behalf of end users.

GROWTH STRATEGY

    The Company seeks to grow both sales and profits by means of the following strategies:

    INCREASE PENETRATION OF CORE MARKETS. Shelby Williams has historically sold the majority of its products to architects, design firms, buying groups and directly to hospitality and food service chains. The Company intends to increase sales through its traditional distribution channels by (i) strategically increasing the number of salespeople in key geographic locations, (ii) selectively adding product lines which complement the Company's existing product lines and (iii) entering into licensing agreements to assemble and distribute furniture designed and made by European furniture manufacturers such as the LAMM-Registered Trademark- and GOLF -Registered Trademark- series in the THONET line, which has been targeted for the university and other institutional markets.

    TARGET DEVELOPING MARKETS. By capitalizing on the knowledge, relationships and reputation developed in its core markets, Shelby Williams believes it is well positioned to take advantage of opportunities in certain developing markets such as gaming, interval vacation, conference and convention center and country club markets. For example, the recent entry of a number of the Company's existing clients, including Hyatt, Marriott and Hilton, into the high-growth time share condominium market has provided the Company with new business opportunities.

    EXPAND INTERNATIONALLY. Shelby Williams intends to increase its international presence by expanding its marketing and distribution activities primarily in Latin America and the Middle East. The Company is planning to add four regional distributors in South America as well as a regional sales director to oversee the development of new business in Latin America. Shelby Williams believes international markets represent a significant opportunity for growth.

    DEVELOP NEW PRODUCTS. Shelby Williams seeks to develop proprietary new products which cannot easily be replicated by its competitors due to capital requirements as well as patentability. Shelby Williams excels in designing innovative new products for its core markets as well as conference and convention centers and other corporate facilities. Since 1992, the Company has obtained nine design patents, 13 utility patents and five trademarks.

    IMPROVE OPERATING MARGINS. Shelby Williams continually reviews its operations for opportunities to enhance operating efficiencies and control costs. Over the last few years, Shelby Williams has (i) divested its low-margin contemporary upholstered furniture business, (ii) initiated Company-wide programs with middle- and lower-level management incentive bonuses based on operating efficiency benchmarks and (iii) automated manufacturing processes utilizing robotics and state-of-the-art finishing systems. As a result, operating margins increased from 4.7% in 1992 to 7.8% in 1996.

    PURSUE SELECTIVE STRATEGIC ACQUISITIONS. Shelby Williams will continue to explore opportunities to acquire complementary businesses, products and technologies in order to broaden its product lines. In addition, Shelby Williams plans to construct or purchase new facilities in certain regions that offer favorable labor demographics and provide a geographic advantage relative to the proximity of certain customers.

PRODUCTS

    Shelby Williams' product lines consist primarily of: (i) seating for dining, gaming, guest room, conference and banquet facilities, (ii) healthcare and university seating and (iii) desks, credenzas and seating for general office and institutional use. To complement its major product lines, Shelby Williams also manufactures and distributes banquet folding tables, portable dance floors and platforms, food service carts and other function furniture, as well as a full range of vinyl wallcoverings and floor coverings. Shelby Williams' products are primarily sold: (i) directly to hospitality and food service providers, gaming establishments, universities and other institutions, (ii) to interior designers, architects and other buying agencies that in turn sell the products to the end users and (iii) to rental companies that store Company products and rent them to their customers.

    Approximately 350 standard furniture products are marketed to the hospitality and food service industries; approximately 200 standard furniture products are marketed for healthcare, university and other institutional use; and approximately 25 standard furniture products are marketed for office use. In addition to offering a standard line of products, Shelby Williams focuses on the specific requirements of its customers and end users and has considerable customization capabilities. Substantially all products are supplied under special order and are finished and upholstered to customers' specifications. Shelby

Williams' products are marketed through an extensive catalog system, through which customers may order standard Company products or devise custom designs to suit their specific needs.

    Shelby Williams' products are manufactured in hardwoods, such as maple, elm and beech, as well as in rattan and metal, and are available in a wide variety of finishes. Products are made of solid wood or a combination of woods, and many are constructed with bentwood components, which provides extended durability. All wooden products are finished on a conveyorized line which incorporates forced drying cycles. The sealer coat and final conversion varnish coats are applied by means of a state-of-the-art electrostatic finishing system which insures uniform application resulting in a durable chip-resistant finish. Chairs may be covered with fabric upholstery or vinyl, pursuant to customer design and specification. Metal products are also produced in a wide variety of styles and finishes.

    In addition to its seating products, Shelby Williams produces and distributes certain function room furniture items, such as banquet and conference tables, stages and food service equipment. Shelby Williams also designs, produces and distributes furniture utilized by private healthcare practitioners, such as reclining chairs, as well as standard dormitory furniture utilized by universities. In addition, Shelby Williams designs and markets approximately 50 standard patterns of textile products. These textile products are manufactured by outside suppliers and are both used on the Company's own seating products and distributed through dealers and interior designers for use by other manufacturers. Shelby Williams also distributes a wide line of floor coverings in the Pacific Basin which are manufactured by outside sources.

    Management believes that it provides one of the widest ranges of seating products in the contract furniture industry, as well as superior custom-design capabilities. Due to its component manufacturing facility in Zacatecas, Mexico, its 200,000 square foot storage warehouse in Morristown, Tennessee and its considerable in-house production capabilities, the Company believes it is able to provide a shorter lead time on orders than many of its competitors, most of whom import components from European sources. Shelby Williams believes that all of these qualities are instrumental in attracting the large orders of hotels, restaurants and casinos that seek the convenience and pricing of a single-source provider.

MARKETING

    The Company's marketing strategy is based upon a higher degree of direct sales relative to its competitors which tend to conduct sales through factory representatives and with minimal sales forces. The Company's sales and marketing staff consists of approximately 105 full-time employees, approximately 65 of which are exclusively involved in field sales. This dedicated sales force is an integral component of the Company's customer service and support strategy. Management believes the high quality of ongoing service and support provided by the sales force results in strong customer relationships and enhanced opportunities for repeat business.

    Each of the Company's sales persons sells products and services customers within an assigned territory. The Company's sales persons promote customer satisfaction with periodic service calls in addition to scheduled follow-up visits. Sales persons receive a base salary, plus commissions based on net sales. All orders are subject to acceptance by the Company's management.

    Shelby Williams markets its products to a wide variety of customers including (i) hospitality and food service chains or their buying agencies and
(ii) other users through interior designers, architects, contract furniture, food service and furniture dealers.

    Shelby Williams markets its products through advertising in major trade publications and illustrating the Company's products in its catalogs. Shelby Williams publishes four extensive catalogs displaying its products and distributes catalogs to architects, designers and dealers. Catalogs are periodically supplemented as new products are introduced. Customers may order standard products directly from these catalogs or request changes to meet their design specifications.

DISTRIBUTION

    Shelby Williams distributes its products both domestically and internationally. Shelby Williams has showrooms and sales offices in 14 cities in the United States, as well as distributors in 32 foreign countries. Many of these distributors are concentrated in Europe and Asia, and Shelby Williams is expanding its presence in Latin America and the Middle East. The Company's design resource center in Honolulu, Hawaii, serves customers in the Pacific Basin and Far East. In addition, Shelby Williams utilizes its local facilities and existing distribution channels to assemble and distribute products in the United States imported from European sources. Shelby Williams also exhibits at major national and international trade shows.

CUSTOMERS AND END USERS


    Some of the Company's major hospitality and food service customers and end users include:


HOTELS
Boykin Lodging Company
Bristol Hotel Company
Cap Star Hotels
Ciga Hotels
Doubletree Hotel Corp.
Four Seasons Hotel, Inc.
John Q. Hammons Hotel, Inc.
Hilton Hotels Corporation
Hyatt Hotel Co.
Holiday Inns, Inc.
Intercontinental Hotels
Interstate Hotel Corp.
La Quinta Inns, Inc.
Loews Hotel Corp.
Marcus Corp. (Budgetel Inns)
Marriott Hotel Corp.
Prime Hospitality Corp.
Promus Companies Inc.
 (Embassy Suites, Hampton Inns,
 Homewood Suites)
Renaissance Hotel Corp.
The Ritz Carlton Hotel Co.
The Sheraton Corp.
Starwood Lodging Trust
Westin Hotels Limited Partnerships
Wyndham Hotels

RESTAURANTS
Applebee's International, Inc.
Au Bon Pain Co., Inc.
Brinker International Inc.
 (The Corner Bakery,
 Macaroni Grill, Maggiano's)
Champs Restaurants
Club Corporation of America
Darden Restaurants, Inc.
 (The Olive Garden and
 Red Lobster Restaurants)
The Hard Rock Cafe
Luby's Cafeterias, Inc.
Morton's of Chicago Restaurant
Nick's Fishmarkets
Pizza Hut Inc.
Planet Hollywood Int'l, Inc.
Sirloin Stockade
Starbucks Corporation
Sullivan Steak Houses
TGI Friday's Inc
Veladi Ranch Steakhouses
Wendy's International, Inc.

GAMING
Boyd Gaming Corporation
 (Stardust Resort & Casino)
Bally's Casino Resort
Carnival Hotel & Casino
Caesars Palace
Circus Circus Enterprises, Inc.
Cow Creek Indian Gaming Center
Churchill Downs Incorporated
Delaware Park Race Track & Casino
Grand Casinos, Inc.
Harrah's Entertainment, Inc.
Menominee Tribal Gaming
MGM Grand Hotel & Casino
Mirage Resorts, Incorporated
Sheraton Casino
Showboat Marina Casino Partnership
Soaring Eagle Indian Casino
Sun International Hotels Limited
INTERVAL VACATION
 (TIME SHARE)
Embassy Vacation Resort
 Properties, Inc.
Fairfield Communities, Inc.
Hilton Grand Vacations
Hyatt Vacation Club
Marriott Vacation Club Int'l.
Nevada Resort Properties
The Shell Group
Signature Resorts, Inc.
Trendwest Resorts, Inc.
Vacation Break U.S.A., Inc.
Vistana Resorts


    Some of the Company's major healthcare and university, wallcovering and floorcovering and other customers and end users include:


HEALTHCARE AND
 UNIVERSITIES
Albert Einstein Medical Center
Assisted Living Concepts, Inc.
Columbia/HCA Hospitals Corp.
Georgia Institute of Technology
Georgia State University
Kaiser Foundation Hospitals
Manor Care, Inc.
Michigan State University
Roosevelt University
Rutgers University
Sterling House Corporation
The University of Chicago
 Hospitals
University of California at Davis
University of Tennessee
Wake Forest University

WALLCOVERING AND
 FLOORCOVERING
Duron Paints
Island Flooring
Patton Wallcoverings, Inc.
Seabrook Wallcoverings Co. Inc.
Thybony Wallcoverings Co. Inc.
The Warner Company

OTHER
Allstate Insurance Co.
AFNAF (Air Force Non-
 Appropriated Funds)
Clinique Cosmetics Departments
Eckerd Corporation
The General Services Administration
The May Department Stores
 Company
J.C. Penney Company, Inc.
Sears, Roebuck and Co.
Walgreen Co.

    The Company's past business relationship with the above customers and end users is not intended to imply that such relationship will continue in the future.

    In 1996, the Company also sold products to over 220 country clubs.

    The Company's ten largest customers accounted for approximately 17% of net sales in 1996, and no single customer accounted for more than 3% of 1996 net sales. Approximately 90% of the Company's products are manufactured to fill specific orders.

TRADEMARKS AND TRADENAMES

    The Company sells its hospitality and food service products under the trademarks SHELBY WILLIAMS-Registered Trademark-, KING
ARTHUR-Registered Trademark- and STERNO-Registered Trademark- and its healthcare, dormitory and other institutional furniture under the trademark THONET-Registered Trademark-. The Company markets cutting room tables and accessories under the PHILLOCRAFT-Registered Trademark- name, fabric products under the SW TEXTILES-Registered Trademark- name and wallcoverings under the SELLERS & JOSEPHSON-REGISTERED TRADEMARK- name. The Company distributes wall and floor coverings, fabrics, textiles and furniture in Hawaii and the entire Pacific Basin under the name PHF-Registered Trademark-.

BACKLOG

    The Company's backlog of orders at December 31, 1996, was $32.0 million, a record level, as compared to $28.0 million at December 31, 1995, excluding Preview. The Company expects to ship substantially all of its backlog by the end of 1997.

RAW MATERIALS AND SUPPLIES

    The Company manufactures most of its products to customer order from basic raw materials. The Company utilizes a wide variety of raw materials in the manufacture of its products including lumber, plywood, rattan, metal tubing, and other frame components, foam cushioning, vinyl and textiles, all of which the Company believes to be in abundant supply and available from a variety of different sources. The Company has no long-term supply contracts with any of its suppliers and it has experienced no significant problems in obtaining raw materials in adequate amounts for its operations.

MANUFACTURING AND ASSEMBLY

    The following table summarizes the products manufactured and assembled at each of the Company's manufacturing facilities (as of January 1, 1997):

                      LOCATION                                        PRODUCTS
----------------------------------------------------  ----------------------------------------
Morristown, TN......................................  Hospitality, food service and gaming seating; banquet seating (1)
Statesville, NC.....................................  Healthcare and university seating;
                                                      banquet seating and products
Canton, MS..........................................  Upholstered products
Zacatecas, MX.......................................  Furniture components
Englewood, NJ.......................................  Wallcoverings
Carlstadt, NJ.......................................  Wallcoverings

------------------------

(1) Product information is summarized for two manufacturing facilities located in Morristown, Tennessee.

    Shelby Williams operations primarily consist of wood bending, wood working and finishing, assembly, metal forming and fabrication, and electrostatic wood and metal finishing. Shelby Williams also prints and laminates vinyl wallcoverings. For certain chair styles, Shelby Williams purchases components manufactured by other companies. These components, which are manufactured to the Company's specifications, are assembled, finished and upholstered by Shelby Williams. All outsourced components are available domestically except for rattan, which is indigenous to the Phillipines and Indonesia. For many of its standard product offerings, Shelby Williams optimizes its production costs by sourcing the components produced at its Zacatecas, Mexico, facility.

    All manufacturing operations emphasize quality control during the various production processes. To provide consistency and speed to the finishing process, the Company utilizes conveyorized paint lines with spray booths and drying ovens positioned to allow proper drying times between finishing steps. In addition, Shelby Williams has recently invested in electrostatic wood-finishing systems which provide superior finishing qualities and are more advantageous from an environmental standpoint. The Company intends to invest in powder-coating lines which provide similar advantages for the metal product lines. Management expects to continue to invest in automated machinery and equipment.

COMPETITION

    All aspects of the Company's business are highly competitive. The Company competes at some level with Falcon Products, Inc., Gasser Chair Co., L & B Contract Industries, Inc., WinsLoew Furniture Inc., Virco Manufacturing Corporation and MTS Seating. The Company competes primarily on the basis of design, quality, service, product pricing and speed of delivery.

    The Company believes that none of its principal competitors offers the complete range of seating products that the Company offers. There can be no assurance that the Company's principal competitors will not offer a greater range of seating products or that new entrants will not enter the market.

EMPLOYEES

    As of December 31, 1996, the Company had 1,667 full-time employees. Of these, 1,449 were engaged in manufacturing, 113 in administrative and clerical positions, and 105 in sales and marketing. Those engaged in manufacturing included 241 employees in Mexico.

    Hourly manufacturing employees at both Morristown, Tennessee, and Canton, Mississippi, are represented by separate bargaining agreements with contracts expiring in November 1999 (covering approximately 600 employees) and November 1997 (covering approximately 200 employees), respectively. The Company believes that its relations with its employees are good.

PROPERTIES

    At January 1, 1997, the Company maintained facilities with an aggregate of approximately 1,700,000 square feet of space for its operations. The Company considers all of its facilities to be in good operating condition. Currently, the Company's manufacturing facilities are operating at approximately 85% of capacity, with wood products facilities operating at over 90% of capacity. The following table summarizes the principal physical properties, both owned and leased, used by the Company in its operations:

                                                          APPROXIMATE
                                                             SQUARE
             LOCATION                       USE             FOOTAGE         OWNED/LEASED        EXPIRATION DATE
----------------------------------  --------------------  ------------  ---------------------  ------------------
Chicago, IL.......................  Showroom/Offices            6,750   Leased                 July, 2000

Morristown, TN....................  Mfg./Offices              515,960   Owned                          --

Morristown, TN....................  Mfg./Warehousing          228,000   Owned                          --

Canton, MS........................  Mfg./Warehousing          406,000   Owned/Leased(1)        May, 2001(1)

Statesville, NC...................  Mfg./Warehousing          326,670   Owned                          --

Zacatecas, MX.....................  Mfg./Warehousing           90,000   Owned                          --

Englewood, NJ.....................  Mfg./Warehousing           68,000   Leased                 Dec., 2003(2)

Honolulu, HI......................  Warehousing                45,000   Leased                 Aug., 2003(2)

Carlstadt, NJ.....................  Mfg./Warehousing           35,000   Leased                 April, 2004

------------------------

(1) Approximately 238,100 square feet are owned and 167,900 are leased.

(2) The Company has an option to renew the lease for 10 additional years at a nominal rental increase.

    The Company has showrooms and sales offices in 14 United States cities, including Atlanta, Chicago, Dallas, Honolulu, Los Angeles, New York and Plantation, Florida.

                                   MANAGEMENT

    The following table sets forth certain information about the Company's executive officers and directors.

                                                    AGE AT
                     NAME                           2/1/97                     POSITION
-----------------------------------------------  ------------  -----------------------------------------
Paul N. Steinfeld..............................       42       Chairman of the Board of Directors and
                                                                Chief Executive Officer

Robert P. Coulter..............................       54       President and Chief Operating Officer

Manfred Steinfeld..............................       72       Chairman of the Executive Committee

Peter W. Barile................................       54       Executive Vice President

Sam Ferrell....................................       55       Vice President, Finance, Treasurer and
                                                                Chief Financial Officer

Robert L. Haag.................................       70       Director

William B. Kaplan..............................       56       Director

Douglas A. Parker..............................       39       Director

Herbert L. Roth................................       73       Director

Trisha Wilson..................................       49       Director

    PAUL N. STEINFELD has been with the Company since 1978. He became a Vice President in 1979, President of the Company's Chair division in 1981, Executive Vice President in 1983, Vice Chairman of the Board and Chief Administrative Officer in 1990, Vice Chairman of the Board and Chief Executive Officer from May, 1991 to January, 1996, and has served in his present position since January, 1996. He has been a director of the Company since 1980. He has a B.A. degree in Hotel, Restaurant and Institutional Management from Michigan State University.

    ROBERT P. COULTER has been with the Company and its predecessors since 1974. He was Treasurer of the Company from its inception until May, 1990. In 1978 he became a Vice President, in 1979 Executive Vice President, and in 1981 President, and has served in his present capacity since May, 1990. He has been a director of the Company since 1978. Mr. Coulter has a B.S. degree in Industrial Management and Accounting from the University of Tennessee.

    MANFRED STEINFELD, co-founder of the original Shelby Williams business and founder of the Company, served as Chairman of the Board from the incorporation of the Company until January, 1996, and has served in his present capacity since January 1996. Prior to May, 1991 he also served as Chief Executive Officer of the Company. He has been a director of the Company since its inception and is also a director of Amalgamated Trust & Savings Bank. He has a B.S. degree in Business Administration from Roosevelt University.

    PETER W. BARILE has been with the Company and its predecessors since 1968. He was a Vice President of the Company from its inception to 1983, a Senior Vice President from 1983 to 1990, and has served in his present capacity since May, 1990. Mr. Barile has a B.A. degree in Science from Lawrence College and an M.B.A. degree in Manufacturing from the University of Wisconsin.

    SAM FERRELL has been with the Company since 1976. He was appointed Controller in 1978 and Vice President in 1985, and was elected to his present position in May, 1990. Mr. Ferrell is a Certified Public Accountant with a B.S. degree in Accounting from Tennessee Technological University.

    ROBERT L. HAAG has served as a director of the Company since 1976. He is a private investor.

    WILLIAM B. KAPLAN has served as a director of the Company since 1992. He is Chairman and CEO of Senior Lifestyle Corporation (development and management of housing for the elderly).

    DOUGLAS A. PARKER has served as a director of the Company since 1996. He is President and CEO of Leonard Parker Company, Inc. (contract purchasing agents for the hospitality industry). In addition, when Leonard Parker Company, Inc. was acquired by Hospitality Worldwide Services, Inc. ("Hospitality") in January, 1997, Mr. Parker became the President and a director of Hospitality. Hospitality serves the interior requirements for the hospitality industry.

    HERBERT L. ROTH has served as a director of the Company since 1976. He is self-employed as a financial consultant and general manager of several real estate partnerships. Mr. Roth is also a director of Corcom, Inc.

    TRISHA WILSON has served as a director of the Company since 1993. She is President of Wilson & Associates, Inc. (interior architectural hospitality design).

                              SELLING STOCKHOLDERS


    The following table sets forth certain information regarding the beneficial ownership of shares of the Company's Common Stock by each of the Selling Stockholders, the shares offered hereby, and the beneficial ownership of shares after the Offering.


                                              SHARES BENEFICIALLY OWNED                  SHARES BENEFICIALLY OWNED
                                                   BEFORE OFFERING                            AFTER OFFERING
                                             ---------------------------                ---------------------------
                  NAME OF                                  PERCENT OF     SHARES BEING                PERCENT OF
            SELLING STOCKHOLDER                NUMBER      OUTSTANDING      OFFERED       NUMBER      OUTSTANDING
-------------------------------------------  ----------  ---------------  ------------  ----------  ---------------
Manfred Steinfeld..........................   2,216,246(1)         25.3%(2)   1,100,000  1,116,246          12.0%(3)

The Fern and Manfred Steinfeld Charitable
 Remainder Trust
 U/T/A Oct. 17, 1995 ("CRT")...............     331,000(4)          3.8%      331,000           --            --

------------------------

(1) Consists of 2,150,646 shares directly owned by Mr. Steinfeld, 1,100,000 of which are being offered hereby, plus the following shares, as to all of which Mr. Steinfeld disclaims beneficial ownership: (i) 25,054 shares owned by his wife; (ii) 488 shares owned by The Steinfeld Foundation, an Illinois not-for-profit corporation, of which Mr. Steinfeld is an officer and Mr. Steinfeld, his wife and his son, Paul N. Steinfeld, are the directors; and
    (iii) 40,058 shares held by Mr. Steinfeld, Paul N. Steinfeld, Robert P. Coulter and Sam Ferrell as trustees of the Company's Employee Stock Ownership Plan. Does not include the 331,000 shares owned by the CRT in order to avoid duplication.

(2) If the shares as to which Mr. Steinfeld disclaims beneficial ownership are excluded, this percentage would be 24.6%.

(3) If the shares as to which Mr. Steinfeld disclaims beneficial ownership are excluded, this percentage would be 11.3%.

(4) Mr. Steinfeld is settlor and a trustee with sole power as trustee to vote and dispose of said shares; Mr. Steinfeld's wife is the other trustee of the CRT.

    Manfred Steinfeld is the founder of the Company and has been an officer and director of the Company since its incorporation. See "Management."

                                  UNDERWRITING

    Under the terms and subject to conditions set forth in the underwriting agreement (the "Underwriting Agreement") among the Company, the Selling Stockholders and each of the Underwriters named below (the "Underwriters"), for whom Lazard Freres & Co. LLC and Interstate/Johnson Lane Corporation are acting as the representatives (the "Representatives"), each of the Underwriters has severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell, the respective number of shares of Common Stock set forth opposite its name below:


                                                                                                         NUMBER
                                                                                                       OF SHARES
                                                                                                       ----------
Lazard Freres & Co. LLC..............................................................................     800,000
Interstate/Johnson Lane Corporation..................................................................     800,000
Bear, Stearns & Co. Inc..............................................................................      40,000
Alex. Brown & Sons Incorporated......................................................................      40,000
Dillon, Read & Co. Inc...............................................................................      40,000
A.G. Edwards & Sons, Inc.............................................................................      40,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated...................................................      40,000
Allen & Company Incorporated.........................................................................      20,000
Robert W. Baird & Co. Incorporated...................................................................      20,000
BlueStone Capital Partners, L.P......................................................................      20,000
Cleary Gull Reiland & McDevitt Inc...................................................................      20,000
Everen Securities, Inc...............................................................................      20,000
First Albany Corporation.............................................................................      20,000
Edward D. Jones & Co., L.P...........................................................................      20,000
Morgan Keegan & Company, Inc.........................................................................      20,000
Raymond James & Associates, Inc......................................................................      20,000
Wheat First Butcher Singer...........................................................................      20,000
                                                                                                       ----------
    Total............................................................................................   2,000,000
                                                                                                       ----------
                                                                                                       ----------


    The Company and the Selling Stockholders are obligated to sell and the Underwriters are obligated to purchase all of the 2,000,000 shares of Common Stock offered hereby if any are purchased.


    The Company and the Selling Stockholders have been advised by the Representatives that the several Underwriters propose to offer the shares offered hereby directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.45 per share. The Underwriters may allow, and such dealers may reallow, a discount of $0.10 to certain other dealers. After the offering made by this Prospectus, the offering price and such concessions may be changed by the Representatives.


    The Company and Manfred Steinfeld granted to the Underwriters an option exercisable for 30 days from the date of this Prospectus, to purchase up to 150,000 additional shares of Common Stock from each, for an aggregate of 300,000 shares of Common Stock at the offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option only pro rata among the Company and Manfred Steinfeld and solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase and the Company and Manfred Steinfeld will be obligated to sell approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 2,000,000.


    In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid, or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. The Underwriters may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Stockholders, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 300,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Lazard Freres & Co. LLC, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph could cause the price of the Common Stock to be higher than it might be in the absence of such transactions. Such transactions may be effected on the NYSE, in the over-the-counter market, or otherwise. The Underwriters are not committed to entering into stabilizing transactions and, if any such transactions are entered into, they may be discontinued at any time.


    The Company, the Selling Stockholders and the Company's executive officers (including executive officers who serve on the Company's Board of Directors) (who, upon consummation of the Offering, will beneficially own an aggregate of 1,918,725 shares of Common Stock) have agreed to not sell, without the consent of Lazard Freres & Co. LLC, any shares of Common Stock for a period of 180 days after the date of this Prospectus. The Company's outside directors (who, upon consummation of the Offering, will beneficially own in the aggregate 189,187 shares of Common Stock) have agreed to not sell, without the consent of Lazard Freres & Co. LLC, any shares of Common Stock for a period of 90 days after the date of this Prospectus.

    The Company and the Selling Stockholders have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by D'Ancona & Pflaum, Chicago, Illinois, and for the Underwriters by Mayer, Brown & Platt, Chicago, Illinois. Walter Roth, a partner of D'Ancona & Pflaum and Secretary of the Company, beneficially owns 14,600 shares of the Company's Common Stock; and other members of D'Ancona & Pflaum own additional shares of such Common Stock, which ownership is not material in the aggregate.

                                    EXPERTS

    The consolidated financial statements of the Company and subsidiaries as of December 31, 1996 and 1995 and for each of the years in the three-year period ended December 31, 1996 appearing in the Registration Statement of which this Prospectus is a part have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and certain other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judicial Plaza, Washington, D.C. 20549 at prescribed rates. In addition, electronic copies of such reports, proxy statements and other information may be accessed on the World Wide Web via the Commission's EDGAR database at its website (http://www.sec.gov). The Company's Common Stock is listed on the NYSE and the above materials may also be inspected at the office of the NYSE at 20 Broad Street, New York, New York 10005.

    The Company has filed a Registration Statement on Form S-3 with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of the Company's Common Stock offered hereby (the "Registration Statement"). This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits filed as a part thereof, which may be obtained from the Commission in the manner set forth above. Any statements contained herein or in any document incorporated by reference herein concerning the provisions of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated herein by reference: (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1996; and (2) the description of the Company's Common Stock contained in the registration statement on Form 8-A filed with the Commission under the Exchange Act on April 3, 1987, File No. 1-9457, together with any amendment or report filed for the purpose of updating such description.

    All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the termination of the Offering made by this Prospectus shall be deemed to be incorporated by reference herein and shall be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein or contained in this Prospectus shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) or in a supplement hereto modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

    This Prospectus incorporates by reference documents which are not presented herein or delivered herewith. These documents (other than exhibits, unless such exhibits are specifically incorporated by reference) are available, without charge, to any person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request directed to: Shelby Williams Industries, Inc., 150 Shelby Williams Drive, Morristown, Tennessee 37813 (telephone number 800-732-8464 or 423-586-7000; fax number 423-586-2260), attention, Sam Ferrell, Vice President of Finance and Chief Financial Officer.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors........................................................         F-2

Consolidated Statements of Income for the Years Ended December 31, 1996, 1995 and
 1994.................................................................................         F-3

Consolidated Balance Sheets as of December 31, 1996 and 1995..........................         F-4

Consolidated Statements of Cash Flows for the Years Ended December 31, 1996, 1995 and
 1994.................................................................................         F-5

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1996,
 1995 and 1994........................................................................         F-6

Notes to Consolidated Financial Statements............................................         F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
  Shelby Williams Industries, Inc.

    We have audited the accompanying consolidated balance sheets of Shelby Williams Industries, Inc., as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Shelby Williams Industries, Inc., as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP

January 30, 1997
Atlanta, Georgia

                        SHELBY WILLIAMS INDUSTRIES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                             YEARS ENDED DECEMBER 31,
                                                                  ----------------------------------------------
                                                                       1996            1995            1994
                                                                  --------------  --------------  --------------
NET SALES.......................................................  $  172,431,000  $  166,776,000  $  159,072,000
Cost of goods sold..............................................     133,231,000     130,189,000     126,401,000
Restructuring charge............................................              --              --       5,575,000
Selling, general and administrative expenses....................      25,765,000      25,974,000      25,402,000
                                                                  --------------  --------------  --------------
                                                                      13,435,000      10,613,000       1,694,000
                                                                  --------------  --------------  --------------
OTHER DEDUCTIONS (INCOME):
Interest expense................................................         969,000       1,257,000       1,207,000
Interest income.................................................         (18,000)         (9,000)             --
Miscellaneous expense (income)..................................         (44,000)        (65,000)        106,000
                                                                  --------------  --------------  --------------
                                                                         907,000       1,183,000       1,313,000
                                                                  --------------  --------------  --------------
INCOME BEFORE INCOME TAXES......................................      12,528,000       9,430,000         381,000
                                                                  --------------  --------------  --------------
INCOME TAXES:
Current.........................................................       3,638,000       2,452,000         429,000
Deferred........................................................         473,000         198,000        (413,000)
                                                                  --------------  --------------  --------------
                                                                       4,111,000       2,650,000          16,000
                                                                  --------------  --------------  --------------
NET INCOME......................................................  $    8,417,000  $    6,780,000  $      365,000
NET INCOME PER SHARE............................................  $         0.96  $         0.76  $         0.04
Weighted average number of common shares outstanding............       8,805,000       8,955,000       9,049,000

                            See accompanying notes.

                        SHELBY WILLIAMS INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                               DECEMBER 31,
                                                                                        --------------------------
                                                                                            1996          1995
                                                                                        ------------  ------------
                                                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...........................................................  $  1,039,000  $  2,376,000
  Accounts receivable, less allowance for doubtful accounts of $402,000 in 1996 and
    $423,000 in 1995..................................................................    25,224,000    25,198,000
  Inventories:
    Raw materials.....................................................................    11,615,000    12,349,000
    Work in process...................................................................     4,414,000     4,598,000
    Finished goods....................................................................    11,194,000    11,488,000
                                                                                        ------------  ------------
                                                                                          27,223,000    28,435,000
  Prepaid expenses....................................................................     3,691,000     3,247,000
                                                                                        ------------  ------------
Total current assets..................................................................    57,177,000    59,256,000
Excess of cost over net assets of acquired companies..................................       169,000       178,000
PROPERTY, PLANT AND EQUIPMENT, AT COST:
  Land and land improvements                                                               2,930,000     2,876,000
  Buildings and leasehold improvements................................................    22,969,000    25,408,000
  Machinery and equipment.............................................................    24,207,000    25,029,000
                                                                                        ------------  ------------
                                                                                          50,106,000    53,313,000
  Less accumulated depreciation and amortization......................................    24,145,000    24,082,000
                                                                                        ------------  ------------
                                                                                          25,961,000    29,231,000
OTHER ASSETS..........................................................................     1,371,000     1,242,000
                                                                                        ------------  ------------
                                                                                        $ 84,678,000  $ 89,907,000

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings...............................................................  $         --  $  5,900,000
  Accounts payable....................................................................     9,002,000    10,425,000
  Customer deposits on orders in process..............................................     3,690,000     3,245,000
  Accrued liabilities.................................................................     4,172,000     6,787,000
  Income taxes........................................................................     1,707,000       828,000
  Current portion of long-term debt...................................................     1,000,000        55,000
                                                                                        ------------  ------------
Total current liabilities.............................................................    19,571,000    27,240,000
Long-term debt........................................................................     7,000,000     8,840,000
Deferred income taxes.................................................................     2,137,000     2,103,000
Commitments (see notes)
STOCKHOLDERS' EQUITY:
  Common stock, $.05 par value; authorized 30,000,000 shares; issued 11,814,000 shares
    (1995--11,779,000)................................................................       591,000       589,000
  Capital in excess of par value......................................................     8,143,000     7,855,000
  Retained earnings...................................................................    69,172,000    63,398,000
  Pension liability adjustment........................................................      (789,000)     (908,000)
                                                                                        ------------  ------------
                                                                                          77,117,000    70,934,000
  Less common stock held in treasury; 3,047,000 shares at cost (1995--2,879,000)......    21,147,000    19,210,000
                                                                                        ------------  ------------
Total stockholders' equity............................................................    55,970,000    51,724,000
                                                                                        ------------  ------------
                                                                                        $ 84,678,000  $ 89,907,000

                            See accompanying notes.

                        SHELBY WILLIAMS INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                YEARS ENDED DECEMBER 31,
                                                                      --------------------------------------------
                                                                           1996           1995           1994
                                                                      --------------  -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income........................................................  $    8,417,000  $   6,780,000  $     365,000
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization...................................       2,656,000      2,833,000      2,707,000
    Assets abandoned and impaired in restructuring..................              --             --      1,799,000
    Provision for losses on accounts receivable.....................         139,000        323,000        308,000
    Equity change in affiliate......................................              --         50,000       (303,000)
    Changes in assets and liabilities net of effects from sale of facility:
      Accounts receivable...........................................        (165,000)    (1,397,000)       234,000
      Inventories...................................................        (389,000)        27,000        (10,000)
      Prepaid expenses..............................................        (580,000)      (387,000)       155,000
      Accounts payable and accrued liabilities......................      (3,493,000)       356,000        660,000
      Income taxes payable..........................................         879,000        441,000     (1,471,000)
    Increase in deferred taxes......................................          34,000        123,000         81,000
    Pension liability adjustment....................................         119,000        (37,000)       540,000
    Other...........................................................         452,000         89,000        (67,000)
                                                                      --------------  -------------  -------------
NET CASH PROVIDED BY OPERATING ACTIVITIES...........................       8,069,000      9,201,000      4,998,000
                                                                      --------------  -------------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of facility......................................       2,000,000             --             --
Proceeds from disposal of property, plant and equipment.............           5,000         70,000          1,000
Capital expenditures................................................      (1,189,000)    (2,252,000)    (2,228,000)
                                                                      --------------  -------------  -------------
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES....................         816,000     (2,182,000)    (2,227,000)
                                                                      --------------  -------------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayment) of short-term borrowings.................      (5,900,000)    (2,550,000)     1,450,000
Principal payments of long-term debt................................         (32,000)       (49,000)       (43,000)
Sale of common stock under stock option plan........................         290,000        169,000         19,000
Purchase of common stock for the treasury...........................      (1,937,000)    (1,335,000)    (1,049,000)
Dividends declared and paid.........................................      (2,643,000)    (2,511,000)    (2,533,000)
                                                                      --------------  -------------  -------------
NET CASH USED BY FINANCING ACTIVITIES...............................     (10,222,000)    (6,276,000)    (2,156,000)
                                                                      --------------  -------------  -------------
Net increase (decrease) in cash and cash equivalents................      (1,337,000)       743,000        615,000
Cash and cash equivalents at beginning of year......................       2,376,000      1,633,000      1,018,000
                                                                      --------------  -------------  -------------
CASH AND CASH EQUIVALENTS AT END OF YEAR............................  $    1,039,000  $   2,376,000  $   1,633,000
Supplemental cash flow information:
  Cash paid during the year for:
    Interest........................................................  $      969,000  $   1,263,000  $   1,207,000
    Income taxes....................................................       3,277,000      2,061,000      1,766,000
                                                                      --------------  -------------  -------------
                                                                      $    4,246,000  $   3,324,000  $   2,973,000

                            See accompanying notes.

                        SHELBY WILLIAMS INDUSTRIES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                   YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                             -----------------------------------------------------------------------------------------
                                   COMMON STOCK
                             ------------------------  CAPITAL IN                  PENSION     TREASURY
                               SHARES                   EXCESS OF    RETAINED     LIABILITY    STOCK, AT
                               ISSUED       AMOUNT      PAR VALUE    EARNINGS    ADJUSTMENT      COST         TOTAL
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------
BALANCE AT DECEMBER 31,
  1993                        11,756,000  $   588,000  $ 7,668,000  $61,297,000  $(1,411,000) $(16,826,000) $51,316,000
Net income.................           --           --           --      365,000           --           --      365,000
Pension liability
  adjustment...............           --           --           --           --      540,000           --      540,000
Sale of common stock under
  stock option plan........        2,000           --       19,000           --           --           --       19,000
Common stock purchased for
  treasury (105,000
  shares)..................           --           --           --           --           --   (1,049,000)  (1,049,000)
Cash dividends--$.28 per
  share....................           --           --           --   (2,533,000)          --           --   (2,533,000)
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------
BALANCE AT DECEMBER 31,
  1994.....................   11,758,000      588,000    7,687,000   59,129,000     (871,000) (17,875,000)  48,658,000
Net income.................           --           --           --    6,780,000           --           --    6,780,000
Pension liability
  adjustment...............           --           --           --           --      (37,000)          --      (37,000)
Sale of common stock under
  stock option plan........       21,000        1,000      168,000           --           --           --      169,000
Common stock purchased for
  treasury (120,000
  shares)..................           --           --           --           --           --   (1,335,000)  (1,335,000)
Cash dividends--$.28 per
  share....................           --           --           --   (2,511,000)          --           --   (2,511,000)
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------
BALANCE AT DECEMBER 31,
  1995.....................   11,779,000      589,000    7,855,000   63,398,000     (908,000) (19,210,000)  51,724,000
Net income.................           --           --           --    8,417,000           --           --    8,417,000
Pension liability
  adjustment...............           --           --           --           --      119,000           --      119,000
Sale of common stock under
  stock option plan........       35,000        2,000      288,000           --           --           --      290,000
Common stock purchased for
  treasury (168,000
  shares)..................           --           --           --           --           --   (1,937,000)  (1,937,000)
Cash dividends--$.30 per
  share....................           --           --           --   (2,643,000)          --           --   (2,643,000)
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------
BALANCE AT DECEMBER 31,
  1996.....................   11,814,000  $   591,000  $ 8,143,000  $69,172,000  $  (789,000) $(21,147,000) $55,970,000

                            See accompanying notes.

                        SHELBY WILLIAMS INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  DESCRIPTION OF BUSINESS

    Shelby Williams designs, manufactures and distributes products for the contract furniture market. The Company has a significant position in the hospitality and food service markets through its SHELBY WILLIAMS seating line, KING ARTHUR line of function room furniture and STERNO accessories. It serves the healthcare, university, office furniture and other institutional markets through its THONET division with healthcare and dormitory furniture, including chairs and tables, and ergonomically designed office seating products, desks and credenzas. The Company also distributes vinyl wallcoverings for residential, hotel and office use under the name SELLERS & JOSEPHSON, and markets other textile products to the architectural and design community through SW TEXTILES. The Company distributes floor coverings and other textile products, as well as Shelby Williams products, in Hawaii and the entire Pacific Basin, through PHF.

  PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany items and transactions have been eliminated in consolidation.

  REVENUE RECOGNITION

    Sales are recognized when the products are shipped and include export sales of $14,719,000 for 1996, $15,538,000 for 1995, and $16,279,000 for 1994.

  INCOME TAXES

    Income tax expense includes Federal and state income taxes currently payable and deferred taxes arising from temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements.

  CASH AND CASH EQUIVALENTS

    Cash equivalents include highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash.

  INVENTORIES

    Inventories are carried at the lower of cost or market, determined by the last-in, first-out (LIFO) method. The current replacement cost of inventories exceeded carrying value by approximately $10,123,000 at December 31, 1996 and $10,019,000 at December 31, 1995.

    As a result of the difference between the method of allocating the cost of acquisitions in 1976, 1987 and 1988 for financial reporting purposes, and the method used for income tax purposes, the Company's tax basis in the inventories is approximately $24,266,000 at December 31, 1996 and $25,478,000 at December 31, 1995.

                        SHELBY WILLIAMS INDUSTRIES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  PROPERTY, PLANT AND EQUIPMENT

    Depreciation and amortization of property, plant and equipment is provided using the straight-line method over the estimated useful lives of the respective assets.

  POSTEMPLOYMENT BENEFITS

    The Company provides certain postemployment benefits. Payments of these benefits in the past have been infrequent and are not estimable, thus the Company records these benefits on an event basis.

  OTHER SIGNIFICANT ACCOUNTING POLICIES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. As a result of significant deductibles in its insurance coverage for liability and worker's compensation claims, the Company provides amounts which management believes are sufficient to cover the associated liabilities.

SHORT-TERM BORROWINGS

    The Company has unsecured lines of credit amounting to $20,000,000 at interest rates of prime or less. At December 31, 1996, all of these lines were unused. The weighted average interest rate on short-term borrowings outstanding on December 31, 1995 was 6.7%.

COMMITMENTS

  LEASES

    The Company leases certain manufacturing facilities under operating leases which expire over the next nine years. The Company also leases showroom space under operating leases expiring over the next five years.

    Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1996 are:

                                                                                  YEAR ENDING
                                                                                  DECEMBER 31,
                                                                                  ------------
1997............................................................................   $1,662,000
1998............................................................................    1,640,000
1999............................................................................    1,251,000
2000............................................................................    1,162,000
2001............................................................................      729,000
Subsequent to 2001..............................................................    1,201,000
                                                                                  ------------
Total minimum lease payments....................................................   $7,645,000
                                                                                  ------------
                                                                                  ------------

    Total rental expense for all operating leases aggregated $1,912,000 in 1996, $2,008,000 in 1995, and $1,998,000 in 1994.

                        SHELBY WILLIAMS INDUSTRIES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

COMMON STOCK INFORMATION (UNAUDITED)

    The following table sets forth the high and low sales prices of the Company's common stock as reported by the New York Stock Exchange.

                                                                                 SALES PRICES
                                                                             --------------------
                                                                               HIGH        LOW
                                                                             ---------  ---------
1995
  1st Quarter..............................................................     10 1/4      7 1/2
  2nd Quarter..............................................................     11 3/4          9
  3rd Quarter..............................................................     13 3/4     11 3/4
  4th Quarter..............................................................     13 1/2     11 3/8
1996
  1st Quarter..............................................................     12 7/8     10 5/8
  2nd Quarter..............................................................     12 1/2     10 1/8
  3rd Quarter..............................................................     13 1/2     10 5/8
  4th Quarter..............................................................     14 3/4     12 1/4

    At December 31, 1996, there were approximately 3,000 holders of record of the Company's common stock, including individual participants in security position listings.

    The Company declared and paid cash dividends on its common stock during the last two fiscal years as follows:

                                                                                                 CASH DIVIDEND PER
                                                                                                    COMMON SHARE
PERIOD                                                                                            1996       1995
----------------------------------------------------------------------------------------------  ---------  ---------
1st Quarter...................................................................................  $     .07  $     .07
2nd Quarter...................................................................................        .07        .07
3rd Quarter...................................................................................        .08        .07
4th Quarter...................................................................................        .08        .07
                                                                                                      ---        ---
                                                                                                $     .30  $     .28
                                                                                                      ---        ---
                                                                                                      ---        ---

                        SHELBY WILLIAMS INDUSTRIES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

QUARTERLY RESULTS (UNAUDITED)

    Summarized quarterly results for the years ended December 31, 1996, 1995 and 1994 are as follows:

                                                                                                       NET INCOME
1996                                                      NET SALES     GROSS PROFIT     NET INCOME     PER SHARE
------------------------------------------------------  --------------  -------------  --------------  -----------
First.................................................  $   40,734,000  $   9,091,000  $    1,745,000   $     .20
Second................................................      43,548,000      9,894,000       2,032,000         .23
Third.................................................      43,250,000      9,905,000       2,200,000         .25
Fourth................................................      44,899,000     10,310,000       2,440,000         .28
                                                        --------------  -------------  --------------       -----
Total.................................................  $  172,431,000  $  39,200,000  $    8,417,000   $     .96
                                                        --------------  -------------  --------------       -----
                                                        --------------  -------------  --------------       -----


                                                                                                       NET INCOME
1995                                                      NET SALES     GROSS PROFIT     NET INCOME     PER SHARE
------------------------------------------------------  --------------  -------------  --------------  -----------
First.................................................  $   39,301,000  $   8,400,000  $    1,325,000   $     .15
Second................................................      42,352,000      9,277,000       1,702,000         .19
Third.................................................      42,518,000      9,379,000       1,874,000         .21
Fourth................................................      42,605,000      9,531,000       1,879,000         .21
                                                        --------------  -------------  --------------       -----
Total.................................................  $  166,776,000  $  36,587,000  $    6,780,000   $     .76
                                                        --------------  -------------  --------------       -----
                                                        --------------  -------------  --------------       -----

                                                                                                       NET INCOME
                                                                                         NET INCOME    (LOSS) PER
1994                                                      NET SALES     GROSS PROFIT       (LOSS)         SHARE
------------------------------------------------------  --------------  -------------  --------------  -----------
First.................................................  $   38,122,000  $   7,723,000  $      785,000   $     .09
Second................................................      40,208,000      8,340,000       1,104,000         .12
Third.................................................      38,859,000      7,858,000         876,000         .10
Fourth................................................      41,883,000      3,175,000*     (2,400,000)*       (.27)*
                                                        --------------  -------------  --------------       -----
Total.................................................  $  159,072,000  $  27,096,000* $      365,000*  $     .04*
                                                        --------------  -------------  --------------       -----
                                                        --------------  -------------  --------------       -----

------------------------

* See "Restructuring Charge" below for a description of the charge recorded in the fourth quarter of 1994 and its effect on operations.

STOCK OPTION PLANS

    Under the Company's incentive stock option plan and directors' stock option plan, options are granted to key employees and directors to purchase the Company's common stock at not less than fair market value at date of grant. At December 31, 1996 and 1995, there were 350,000 and 385,000 shares, respectively, reserved for issuance under the plans. Of options granted, 16,000 in both 1996 and 1995 have five-year terms and vest and become fully exercisable at the end of six months' service. The remaining options granted in 1996 and 1995 have five-year terms and vest and become exercisable in 1/3 increments after 15 months, 30 months, and 45 months, respectively, of continued employment.

    The intrinsic value method is used in accounting for stock-based awards under the Company's stock option plans. Because the exercise price of the Company's stock options at least equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                        SHELBY WILLIAMS INDUSTRIES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

STOCK OPTION PLANS (CONTINUED)
    A summary of the Company's stock option activity, and related information for years ended December 31 follows:

                                             1994                            1995                            1996
                                ------------------------------  ------------------------------  ------------------------------
                                  OPTIONS    WEIGHTED-AVERAGE     OPTIONS    WEIGHTED-AVERAGE     OPTIONS    WEIGHTED-AVERAGE
                                   (000)      EXERCISE PRICE       (000)      EXERCISE PRICE       (000)      EXERCISE PRICE
                                -----------  -----------------  -----------  -----------------  -----------  -----------------
Outstanding beginning of
 year.........................         107       $    8.69              95       $    8.46             119       $    8.30
Granted.......................          --              --              48            8.01              63           12.25
Exercised.....................          (2)           8.38             (20)           8.38             (35)           8.38
Forfeited.....................         (10)          10.86              (4)           8.38              --              --
                                     -----          ------      -----------         ------      -----------         ------
Outstanding end of year.......          95       $    8.46             119       $    8.30             147       $    9.97
Exercisable at end of year....          62       $    8.47              87       $    8.39              79       $    9.14
Weighted-average fair value of
 options granted during the
 year.........................                                   $    2.44                       $    3.68

    Exercise prices for options outstanding as of December 31, 1996 ranged from $7.94 to $12.25. The weighted-average remaining contractual life of those options is 2.7 years.

    The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996, respectively: risk-free interest rates of 6.5%; dividend yields of 2.7%; volatility factors of the expected market price of the Company's common stock of .33 and .32; and a weighted-average expected life of the option of five years.

    The effect of applying the fair value method to the Company's stock-based awards results in net income and earnings per share that are not materially different from amounts reported.

LONG-TERM DEBT

                                                                                            1996          1995
                                                                                        ------------  ------------
Long-term debt at December 31, 1996, and 1995 consisted of the following:
   7.8% senior notes due in quarterly installments of $1,000,000 in October 1997 through July 1999.................................................................  $  8,000,000  $  8,000,000
  13% capitalized lease obligation, due in monthly installments of $14,000 (including interest); final $863,000 discharged by assignment with sale of related facility
    in August 1996....................................................................       --            895,000
                                                                                        ------------  ------------
                                                                                           8,000,000     8,895,000
Less amounts due within one year......................................................     1,000,000        55,000
                                                                                        ------------  ------------
                                                                                        $  7,000,000  $  8,840,000
                                                                                        ------------  ------------
                                                                                        ------------  ------------

    The terms of the senior note agreement restrict the payment of dividends and the acquisition of stock for the treasury until the indebtedness is paid in full. At December 31, 1996 there was $6,939,000 available for payment of dividends and the acquisition of stock for the treasury. In addition, the Company is

                        SHELBY WILLIAMS INDUSTRIES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

LONG-TERM DEBT (CONTINUED)
restricted as to the incurrence of additional indebtedness and the amount of leases which may be entered into. The Company is in compliance with all such restrictions.

RESTRUCTURING CHARGE

    Due to increases in lumber prices and increased competition primarily from imported products, the Company made changes in its product and manufacturing strategies during December 1994, designed to make the Company more competitive in the industry. The plan was to exit certain portions of the Company's enterprise by selling an upholstery business with a related manufacturing facility and discontinuing a part of the product lines in the healthcare, university and office markets, resulting in closure of another plant. The Company anticipated completing the restructuring by December 31, 1995; however, the sale of the upholstery business was not completed until August 1996. The planned discontinuance of a part of the product lines in the healthcare, university and office markets was completed in 1995 resulting in the reduction of operations of that plant by approximately 75 percent. The Company planned to move the remaining production to other facilities and close the plant by September 30, 1996, but changing economic conditions, particularly labor shortages at those other facilities, necessitated changing the plan to continue the reduced level of production, which is mainly in a portion of the plant owned by the Company. This minor change does not affect the original restructuring provision.

    At December 31, 1995, accrued liabilities included $439,000 related to the above, primarily to return the leased portion of the plant being closed to original condition. These costs were paid and charged against the liability in 1996, completing the plan.

Components of the 1994 charge were as follows:
Write-downs resulting from discontinuance of product lines:
  Inventory, to net realizable value............................................  $2,565,000
  Catalogs and other sales materials............................................     416,000
Cost related to plants:
  Abandonment of leasehold improvements and other fixed assets..................   1,301,000
  Cost to return leased plant to original condition.............................     471,000
  Other cost, principally severance.............................................     324,000
Other assets impaired:
  Write-off of goodwill of upholstery business which will not be recovered upon
    its sale....................................................................     498,000
                                                                                  ----------
                                                                                  $5,575,000
                                                                                  ----------
                                                                                  ----------

    The revenues and net operating income for the upholstery business that was sold are as follows:

                                                                              1996          1995          1994
                                                                          ------------  ------------  ------------
Revenues................................................................  $  5,858,000  $  8,963,000  $  7,925,000
Net operating income....................................................       182,000       325,000       188,000

    The charge was recorded in the fourth quarter of 1994 and reduced the net income of the year by $3,850,000 or $.43 per share. Excluding the restructuring charge, 1994 net income was $4,215,000, or $.47 per share.

                        SHELBY WILLIAMS INDUSTRIES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

RETIREMENT PLANS

    The Company has several defined benefit pension plans covering essentially all of its employees in the United States. The benefits are based on years of service, and for salaried employees, average annual compensation. The Company's practice is to fund amounts which are required by statute and applicable regulations and which are tax deductible.

    Assumptions used in the accounting were:

                                                                                                     AS OF DECEMBER 31,
                                                                                                  ------------------------
                                                                                                     1996         1995
                                                                                                     -----        -----
Discounts rates.................................................................................         8.5%         8.0%
Rates of increase in compensation levels........................................................         3.5%         3.5%
Expected long-term rate of return on assets.....................................................         8.5%         8.5%

    Net defined benefit pension cost for 1996, 1995, and 1994 included the following components:

                                                                             1996          1995           1994
                                                                         ------------  -------------  ------------
Service cost-benefits earned during period.............................  $    966,000  $   1,062,000  $  1,114,000
Interest cost on projected benefit obligations.........................     1,151,000      1,088,000       892,000
Net amortization and deferral..........................................        62,000      1,504,000      (524,000)
Actual return on plan assets...........................................    (1,128,000)    (2,128,000)       16,000
                                                                         ------------  -------------  ------------
Total pension plan expense.............................................  $  1,051,000  $   1,526,000  $  1,498,000
                                                                         ------------  -------------  ------------
                                                                         ------------  -------------  ------------

    The following table sets forth the funded status of the Company's defined benefit pension plans and amounts recognized in the accompanying consolidated balance sheets as of December 31, 1996 and 1995.

                                                                                         1996           1995
                                                                                     -------------  -------------
Actuarial present value of vested benefit obligations..............................  $  14,696,000  $  13,281,000
Actuarial present value of accumulated benefit obligations.........................  $  15,235,000  $  13,842,000
Actuarial present value of projected benefit obligations for service rendered to date..............................................................................  $  15,983,000  $  15,495,000
Plan assets at fair value, primarily cash equivalents and publicly traded stocks and bonds, including 46,000 shares of Shelby Williams Industries, Inc. common
 stock (1995--22,000 shares).......................................................     15,142,000     12,084,000
                                                                                     -------------  -------------
Projected benefit obligations in excess of plan assets.............................        841,000      3,411,000
Unrecognized net assets being recognized over remaining service period.............        188,000        213,000
Unrecognized net loss..............................................................     (2,669,000)    (3,379,000)
Unrecognized prior service credit (cost)...........................................        231,000       (589,000)
Adjustment required to recognize minimum liability.................................      1,502,000      2,102,000
                                                                                     -------------  -------------
Pension-related liability included in accrued liabilities..........................  $      93,000  $   1,758,000
                                                                                     -------------  -------------
                                                                                     -------------  -------------

    The Company has an employee stock ownership plan covering essentially all salaried employees. Contributions are determined annually at the discretion of the Company but not to exceed the amount allowable as a deduction for federal income tax purposes. The contributions were $63,000 for 1996, $70,000 for 1995, and $72,000 for 1994. The plan held 40,000 shares of the Company's common stock at December 31, 1996 and 35,000 shares at December 31, 1995.

                        SHELBY WILLIAMS INDUSTRIES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

RETIREMENT PLANS (CONTINUED)
    Retirement plan expense was $1,114,000, $1,596,000, and $1,570,000 for 1996,
1995, and 1994, respectively.

INCOME TAXES

    Deferred income tax liabilities (assets) for differences in tax bases and amounts in the financial statements were as follows:

                                                                                       AS OF DECEMBER 31,
                                                                                   --------------------------
                                                                                       1996          1995
                                                                                   ------------  ------------
Current:
  Allocated costs of acquisition inventories.....................................  $  1,005,000  $  1,005,000
  Pension liability..............................................................       (13,000)     (411,000)
  Restructuring related liabilities..............................................            --      (149,000)
  Other--net.....................................................................      (364,000)     (335,000)
                                                                                   ------------  ------------
Total included in current income taxes...........................................       628,000       110,000
                                                                                   ------------  ------------
Noncurrent:
  Property, plant and equipment..................................................     2,062,000     1,868,000
  Other..........................................................................        75,000       235,000
                                                                                   ------------  ------------
Total noncurrent deferred income taxes...........................................     2,137,000     2,103,000
                                                                                   ------------  ------------
Net deferred tax liabilities.....................................................  $  2,765,000  $  2,213,000
                                                                                   ------------  ------------
                                                                                   ------------  ------------

    The components of income tax expense are as follows:

                                                                                  YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1996          1995          1994
                                                                          ------------  ------------  ------------
Current:
  Federal...............................................................  $  3,026,000  $  2,350,000  $    415,000
  State.................................................................       612,000       102,000        14,000
                                                                          ------------  ------------  ------------
                                                                             3,638,000     2,452,000       429,000
Deferred:
  Federal...............................................................       473,000       198,000      (413,000)
                                                                          ------------  ------------  ------------
                                                                          $  4,111,000  $  2,650,000  $     16,000
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

                        SHELBY WILLIAMS INDUSTRIES, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

INCOME TAXES (CONTINUED)
    Income tax expense differs from amounts computed by applying the Federal statutory tax rate to income before income taxes as follows:

                                                                                  YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1996          1995          1994
                                                                          ------------  ------------  ------------
 Statutory rate.........................................................  $  4,260,000  $  3,206,000  $    129,000
  State income taxes, net of Federal tax benefit........................       404,000        67,000         9,000
  Other.................................................................      (553,000)     (623,000)     (122,000)
                                                                          ------------  ------------  ------------
                                                                          $  4,111,000  $  2,650,000  $     16,000
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
  Effective rate........................................................         32.8%         28.1%          4.2%

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                   PAGE
                                                 ---------
Prospectus Summary.............................          3
Use of Proceeds................................          8
Price Range of Common Stock and Dividends......          8
Capitalization.................................          9
Selected Financial Information.................         10
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................         12
Business.......................................         16
Management.....................................         24
Selling Stockholders...........................         25
Underwriting...................................         26
Legal Matters..................................         27
Experts........................................         27
Available Information..........................         28
Incorporation of Certain Information by
 Reference.....................................         28
Index to Consolidated Financial Statements.....        F-1


                                2,000,000 SHARES

                                     [LOGO]

                                SHELBY WILLIAMS
                                INDUSTRIES, INC.

                                  COMMON STOCK
                                 --------------

                                   PROSPECTUS

                                 --------------

                            LAZARD FRERES & CO. LLC

                            INTERSTATE/JOHNSON LANE
                                   CORPORATION


                                 March 26, 1997


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------